No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated interim financial statements for the fiscal third quarter ended December 31, 2022 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 21, 2023

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

December 31, 2022

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the nine months ended December 31, 2022 increased by 17.3%, to ¥12,523.4 billion from the same period last year, due mainly to increased sales revenue in Motorcycle business as well as positive foreign currency translation effects. Operating profit increased by 9.3%, to ¥733.9 billion from the same period last year, due mainly to positive foreign currency effects, which was partially offset by decreased profit attributable to sales impacts. Profit before income taxes increased by 1.7%, to ¥859.3 billion from the same period last year. Profit for the period attributable to owners of the parent increased by 0.2%, to ¥583.1 billion from the same period last year.

Business Segments

Motorcycle Business

For the nine months ended December 31, 2021 and 2022

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Nine months ended Dec. 31, 2021	Nine months ended Dec. 31, 2022	Change	%	Nine months ended Dec. 31, 2021	Nine months ended Dec. 31, 2022	Change	%
Motorcycle Business	12,775	14,285	1,510	11.8	7,964	9,570	1,606	20.2
Japan	180	179	(1)	(0.6)	180	179	(1)	(0.6)
North America	332	339	7	2.1	332	339	7	2.1
Europe	240	223	(17)	(7.1)	240	223	(17)	(7.1)
Asia	10,902	12,310	1,408	12.9	6,091	7,595	1,504	24.7
Other Regions	1,121	1,234	113	10.1	1,121	1,234	113	10.1

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 37.5%, to ¥2,202.3 billion from the same period last year, due mainly to an increase in consolidated unit sales as well as positive foreign currency translation effects. Operating profit increased by 62.0%, to ¥376.5 billion from the same period last year, due mainly to an increase in profit attributable to sales impacts and price and cost impacts as well as positive foreign currency effects.

Automobile Business

For the nine months ended December 31, 2021 and 2022

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Nine months ended Dec. 31, 2021	Nine months ended Dec. 31, 2022	Change	%	Nine months ended Dec. 31, 2021	Nine months ended Dec. 31, 2022	Change	%
Automobile Business	3,000	2,740	(260)	(8.7)	1,792	1,712	(80)	(4.5)
Japan	385	389	4	1.0	335	343	8	2.4
North America	978	860	(118)	(12.1)	978	860	(118)	(12.1)
Europe	76	63	(13)	(17.1)	76	63	(13)	(17.1)
Asia	1,465	1,341	(124)	(8.5)	307	359	52	16.9
Other Regions	96	87	(9)	(9.4)	96	87	(9)	(9.4)

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans and others by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 15.8%, to ¥7,723.5 billion from the same period last year, due mainly to positive foreign currency translation effects, which was partially offset by decreased consolidated unit sales. Operating profit decreased by 40.1%, to ¥112.9 billion from the same period last year, due mainly to decreased profit attributable to sales impacts, which was partially offset by positive foreign currency effects.

Financial Services Business

Sales revenue from external customers increased by 6.9%, to ¥2,261.0 billion from the same period last year, due mainly to positive foreign currency translation effects, which was partially offset by decreased operating lease revenues. Operating profit decreased by 14.6%, to ¥220.3 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue, which was partially offset by positive foreign currency effects.

Power Product and Other Businesses

For the nine months ended December 31, 2021 and 2022

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Nine months ended Dec. 31, 2021	Nine months ended Dec. 31, 2022	Change	%
Power Product Business	4,500	4,121	(379)	(8.4)
Japan	266	267	1	0.4
North America	2,092	1,724	(368)	(17.6)
Europe	762	773	11	1.4
Asia	1,073	1,047	(26)	(2.4)
Other Regions	307	310	3	1.0

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power Product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers increased by 15.3%, to ¥336.4 billion from the same period last year, due mainly to positive foreign currency translation effects. Operating profit was ¥24.1 billion, an increase of ¥31.5 billion from the same period last year, due mainly to increased profit attributable to sales impacts as well as positive foreign currency effects. In addition, operating loss of aircraft and aircraft engines included in Power product and other businesses was ¥18.6 billion, an improvement of ¥4.9 billion from the same period last year, due mainly to decreased operating costs, which was partially offset by decreased profit attributable to negative foreign currency translation effects.

Cash Flows

Consolidated cash and cash equivalents on December 31, 2022 decreased by ¥79.8 billion from March 31, 2022, to ¥3,595.0 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥1,712.7 billion of cash inflows. Cash inflows from operating activities increased by ¥764.9 billion from the same period last year, due mainly to increased cash received from customers, which was partially offset by increased payments for parts and raw materials.

Net cash used in investing activities amounted to ¥584.6 billion of cash outflows. Cash outflows from investing activities increased by ¥202.9 billion from the same period last year, due mainly to an increase in payments for additions to property, plant and equipment as well as for acquisitions of other financial assets.

Net cash used in financing activities amounted to ¥1,318.8 billion of cash outflows. Cash outflows from financing activities increased by ¥626.6 billion from the same period last year, due mainly to an increase in repayments of financing liabilities as well as dividends paid.

Research and Development

The changes in research and development activities by Honda and its subsidiaries for the nine months ended December 31, 2022 are as follows:

The Company has established Business Development Operations that consolidate functions to develop businesses and areas of software and core electrification technologies in order to strengthen new value creation by combining hardware with software and services. Some technology areas have been moved from their respective product-based business operations, such as motorcycle, automobile and power products, and combined under Business Development Operations. With this change, Honda will accelerate the speed at which it can move and enhance the synergy effect by integrating technology and business for multiple product domains.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2022 and December 31, 2022

		Yen (millions)
Assets	Note	March 31, 2022	December 31, 2022
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥3,674,931	¥3,595,087
Trade receivables		896,768	839,340
Receivables from financial services		1,694,113	1,797,630
Other financial assets		217,743	382,727
Inventories		1,918,548	2,111,587
Other current assets		439,322	363,750

Total current assets		8,841,425	9,090,121

Non-current assets:
Investments accounted for using the equity method		967,404	963,507
Receivables from financial services		3,740,383	3,808,031
Other financial assets		819,654	854,897
Equipment on operating leases	5	5,159,129	4,816,342
Property, plant and equipment	6	3,079,407	3,177,995
Intangible assets		849,507	870,116
Deferred tax assets		91,592	98,882
Other non-current assets		424,652	462,700

Total non-current assets		15,131,728	15,052,470

Total assets		¥23,973,153	¥24,142,591

		Yen (millions)
Liabilities and Equity	Note	March 31, 2022	December 31, 2022
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,236,233	¥1,159,084
Financing liabilities		3,118,304	3,284,843
Accrued expenses		375,601	353,250
Other financial liabilities		236,900	363,636
Income taxes payable		96,116	91,947
Provisions	7	268,388	251,672
Other current liabilities		672,857	666,026

Total current liabilities		6,004,399	6,170,458

Non-current liabilities:
Financing liabilities		4,984,252	4,370,308
Other financial liabilities		282,083	291,652
Retirement benefit liabilities		282,054	290,351
Provisions	7	253,625	246,611
Deferred tax liabilities		990,754	942,800
Other non-current liabilities		403,440	427,347

Total non-current liabilities		7,196,208	6,569,069

Total liabilities		13,200,607	12,739,527

Equity:
Common stock		86,067	86,067
Capital surplus		185,495	185,579
Treasury stock		(328,309)	(418,051)
Retained earnings		9,539,133	9,908,565
Other components of equity		990,438	1,338,798

Equity attributable to owners of the parent		10,472,824	11,100,958
Non-controlling interests		299,722	302,106

Total equity		10,772,546	11,403,064

Total liabilities and equity		¥23,973,153	¥24,142,591

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2021 and 2022

		Yen (millions)
	Note	December 31, 2021	December 31, 2022
		unaudited	unaudited
Sales revenue	8	¥10,677,013	¥12,523,490

Operating costs and expenses:
Cost of sales		(8,486,750)	(10,045,494)
Selling, general and administrative		(955,247)	(1,142,140)
Research and development		(563,371)	(601,913)

Total operating costs and expenses		(10,005,368)	(11,789,547)

Operating profit		671,645	733,943

Share of profit of investments accounted for using the equity method		157,034	148,887

Finance income and finance costs:
Interest income		18,737	48,023
Interest expense		(9,669)	(25,214)
Other, net		7,491	(46,262)

Total finance income and finance costs		16,559	(23,453)

Profit before income taxes		845,238	859,377

Income tax expense		(229,035)	(225,503)

Profit for the period		¥616,203	¥633,874

Profit for the period attributable to:
Owners of the parent		582,169	583,169
Non-controlling interests		34,034	50,705

		Yen
		December 31, 2021	December 31, 2022
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥337.92	¥342.38

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2021 and 2022

		Yen (millions)
	Note	December 31, 2021	December 31, 2022
		unaudited	unaudited
Profit for the period		¥616,203	¥633,874

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	(12)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		78,760	(34,472)
Share of other comprehensive income of investments accounted for using the equity method		113	(1,428)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(97)	(817)
Exchange differences on translating foreign operations		219,152	345,693
Share of other comprehensive income of investments accounted for using the equity method		43,385	41,495

Total other comprehensive income, net of tax		341,313	350,459

Comprehensive income for the period		¥957,516	¥984,333

Comprehensive income for the period attributable to:
Owners of the parent		918,110	931,267
Non-controlling interests		39,406	53,066

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended December 31, 2021 and 2022

		Yen (millions)
	Note	December 31, 2021	December 31, 2022
		unaudited	unaudited
Sales revenue	8	¥3,688,785	¥4,438,186

Operating costs and expenses:
Cost of sales		(2,924,975)	(3,539,583)
Selling, general and administrative		(329,644)	(397,362)
Research and development		(204,717)	(220,750)

Total operating costs and expenses		(3,459,336)	(4,157,695)

Operating profit		229,449	280,491

Share of profit of investments accounted for using the equity method		49,788	65,941

Finance income and finance costs:
Interest income		7,657	22,998
Interest expense		(3,241)	(9,564)
Other, net		1,189	(16,320)

Total finance income and finance costs		5,605	(2,886)

Profit before income taxes		284,842	343,546

Income tax expense		(77,240)	(78,411)

Profit for the period		¥207,602	¥265,135

Profit for the period attributable to:
Owners of the parent		192,960	244,655
Non-controlling interests		14,642	20,480

		Yen
		December 31, 2021	December 31, 2022
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥112.42	¥144.49

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2021 and 2022

		Yen (millions)
	Note	December 31, 2021	December 31, 2022
		unaudited	unaudited
Profit for the period		¥207,602	¥265,135

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	(1)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		20,742	(6,737)
Share of other comprehensive income of investments accounted for using the equity method		(1,207)	(319)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(79)	76
Exchange differences on translating foreign operations		182,103	(572,014)
Share of other comprehensive income of investments accounted for using the equity method		16,709	(27,653)

Total other comprehensive income, net of tax		218,268	(606,648)

Comprehensive income for the period		¥425,870	¥(341,513)

Comprehensive income for the period attributable to:
Owners of the parent		403,390	(345,614)
Non-controlling interests		22,480	4,101

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the nine months ended December 31, 2021 and 2022

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2021 (unaudited)		¥86,067	¥172,049	¥(273,786)	¥8,901,266	¥196,710	¥9,082,306	¥290,533	¥9,372,839

Comprehensive income for the period
Profit for the period					582,169		582,169	34,034	616,203
Other comprehensive income, net of tax						335,941	335,941	5,372	341,313

Total comprehensive income for the period					582,169	335,941	918,110	39,406	957,516
Reclassification to retained earnings					(39)	39	—		—
Transactions with owners and other
Dividends paid	12				(188,402)		(188,402)	(43,148)	(231,550)
Purchases of treasury stock				(62,756)			(62,756)		(62,756)
Disposal of treasury stock				442			442		442
Share-based payment transactions			(174)				(174)		(174)
Equity transactions and others			13,679	7,657			21,336	(21,336)	—

Total transactions with owners and other			13,505	(54,657)	(188,402)		(229,554)	(64,484)	(294,038)

Balance as of December 31, 2021 (unaudited)		¥86,067	¥185,554	¥(328,443)	¥9,294,994	¥532,690	¥9,770,862	¥265,455	¥10,036,317

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2022 (unaudited)		¥86,067	¥185,495	¥(328,309)	¥9,539,133	¥990,438	¥10,472,824	¥299,722	¥10,772,546

Comprehensive income for the period
Profit for the period					583,169		583,169	50,705	633,874
Other comprehensive income, net of tax						348,098	348,098	2,361	350,459

Total comprehensive income for the period					583,169	348,098	931,267	53,066	984,333
Reclassification to retained earnings					(262)	262	—		—
Transactions with owners and other
Dividends paid	12				(213,475)		(213,475)	(50,682)	(264,157)
Purchases of treasury stock				(90,005)			(90,005)		(90,005)
Disposal of treasury stock				263			263		263
Share-based payment transactions			84				84		84

Total transactions with owners and other			84	(89,742)	(213,475)		(303,133)	(50,682)	(353,815)

Balance as of December 31, 2022 (unaudited)		¥86,067	¥185,579	¥(418,051)	¥9,908,565	¥1,338,798	¥11,100,958	¥302,106	¥11,403,064

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the nine months ended December 31, 2021 and 2022

		Yen (millions)
	Note	December 31, 2021	December 31, 2022
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥845,238	¥859,377
Depreciation, amortization and impairment losses excluding equipment on operating leases		457,989	536,890
Share of profit of investments accounted for using the equity method		(157,034)	(148,887)
Finance income and finance costs, net		(42,769)	(62,159)
Interest income and interest costs from financial services, net		(119,818)	(113,821)
Changes in assets and liabilities
Trade receivables		100,704	65,377
Inventories		(200,804)	(118,123)
Trade payables		(58,880)	(122,455)
Accrued expenses		(136,753)	(40,187)
Provisions and retirement benefit liabilities		(131,115)	(42,037)
Receivables from financial services		321,333	191,359
Equipment on operating leases		620	653,490
Other assets and liabilities		(35,454)	109,352
Other, net		(7,053)	(4,953)
Dividends received		110,049	147,089
Interest received		179,173	230,642
Interest paid		(69,296)	(102,890)
Income taxes paid, net of refunds		(108,326)	(325,308)

Net cash provided by operating activities		947,804	1,712,756

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(198,762)	(386,751)
Payments for additions to and internally developed intangible assets		(126,575)	(120,711)
Proceeds from sales of property, plant and equipment and intangible assets		16,057	14,740
Payments for acquisitions of investments accounted for using the equity method		—	(10,340)
Payments for acquisitions of other financial assets		(409,524)	(468,123)
Proceeds from sales and redemptions of other financial assets		337,025	386,494

Net cash used in investing activities		(381,779)	(584,691)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		5,863,983	6,782,961
Repayments of short-term financing liabilities		(6,106,635)	(6,364,866)
Proceeds from long-term financing liabilities		1,229,804	482,029
Repayments of long-term financing liabilities		(1,328,446)	(1,817,099)
Dividends paid to owners of the parent		(188,402)	(213,475)
Dividends paid to non-controlling interests		(41,722)	(40,214)
Purchases and sales of treasury stock, net		(62,314)	(89,742)
Repayments of lease liabilities		(58,406)	(58,406)

Net cash used in financing activities		(692,138)	(1,318,812)

Effect of exchange rate changes on cash and cash equivalents		58,544	110,903

Net change in cash and cash equivalents		(67,569)	(79,844)

Cash and cash equivalents at beginning of year		2,758,020	3,674,931

Cash and cash equivalents at end of period		¥2,690,451	¥3,595,087

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, Italy, France, China, India, Indonesia, Malaysia, Philippines, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

   (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2022, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

   (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

   (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2022.

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2022.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power product and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Explanatory note:

*	Life creation business has been renamed Power product business as a result of organizational changes effective April 1, 2022.

   (a) Segment Information

Segment information as of and for the nine months ended December 31, 2021 and 2022 is as follows:

As of and for the nine months ended December 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated

Sales revenue:
External customers	¥1,602,096	¥6,668,657	¥2,114,335	¥291,925	¥10,677,013	¥—	¥10,677,013
Intersegment	—	155,020	2,124	17,041	174,185	(174,185)	—

Total	1,602,096	6,823,677	2,116,459	308,966	10,851,198	(174,185)	10,677,013

Segment profit (loss)	¥232,395	¥188,547	¥258,149	¥(7,446)	¥671,645	¥—	¥671,645

Segment assets	¥1,465,871	¥8,795,380	¥10,914,940	¥385,776	¥21,561,967	¥687,812	¥22,249,779
Depreciation and amortization	49,127	381,128	661,252	12,728	1,104,235	—	1,104,235
Capital expenditures	30,189	287,082	1,639,003	10,501	1,966,775	—	1,966,775

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the nine months ended December 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,202,355	¥7,723,596	¥2,261,049	¥336,490	¥12,523,490	¥—	¥12,523,490
Intersegment	—	135,426	1,653	20,389	157,468	(157,468)	—

Total	2,202,355	7,859,022	2,262,702	356,879	12,680,958	(157,468)	12,523,490

Segment profit (loss)	¥376,535	¥112,934	¥220,371	¥24,103	¥733,943	¥—	¥733,943

Segment assets	¥1,549,384	¥9,754,332	¥11,120,960	¥465,635	¥22,890,311	¥1,252,280	¥24,142,591
Depreciation and amortization	49,966	440,624	695,034	13,906	1,199,530	—	1,199,530
Capital expenditures	33,651	500,630	1,125,920	8,987	1,669,188	—	1,669,188

Segment information for the three months ended December 31, 2021 and 2022 is as follows:

For the three months ended December 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥578,366	¥2,333,388	¥671,777	¥105,254	¥3,688,785	¥—	¥3,688,785
Intersegment	—	55,365	834	6,008	62,207	(62,207)	—

Total	578,366	2,388,753	672,611	111,262	3,750,992	(62,207)	3,688,785

Segment profit (loss)	¥84,258	¥71,443	¥81,335	¥(7,587)	¥229,449	¥—	¥229,449

For the three months ended December 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥789,673	¥2,803,404	¥733,134	¥111,975	¥4,438,186	¥—	¥4,438,186
Intersegment	—	51,684	472	8,814	60,970	(60,970)	—

Total	789,673	2,855,088	733,606	120,789	4,499,156	(60,970)	4,438,186

Segment profit (loss)	¥151,760	¥49,366	¥67,322	¥12,043	¥280,491	¥—	¥280,491

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2021 and 2022 amounted to ¥847,711 million and ¥1,418,600 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

   (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the nine months ended December 31, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,713,992	¥5,681,155	¥440,255	¥2,400,719	¥440,892	¥10,677,013	¥—	¥10,677,013
Inter-geographic areas	1,506,703	341,172	89,067	491,398	7,479	2,435,819	(2,435,819)	—

Total	3,220,695	6,022,327	529,322	2,892,117	448,371	13,112,832	(2,435,819)	10,677,013

Operating profit (loss)	¥26,663	¥414,075	¥17,764	¥232,250	¥18,642	¥709,394	¥(37,749)	¥671,645

Assets	¥5,250,120	¥12,310,903	¥553,219	¥3,491,191	¥505,794	¥22,111,227	¥138,552	¥22,249,779
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,006,685	¥5,196,501	¥55,887	¥667,201	¥133,948	¥9,060,222	¥—	¥9,060,222

As of and for the nine months ended December 31, 2022

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,782,790	¥6,579,359	¥462,650	¥3,087,127	¥611,564	¥12,523,490	¥—	¥12,523,490
Inter-geographic areas	1,637,726	378,038	20,632	590,728	4,153	2,631,277	(2,631,277)	—

Total	3,420,516	6,957,397	483,282	3,677,855	615,717	15,154,767	(2,631,277)	12,523,490

Operating profit (loss)	¥117,535	¥242,296	¥10,743	¥319,044	¥45,786	¥735,404	¥(1,461)	¥733,943

Assets	¥5,343,485	¥13,068,508	¥626,675	¥3,705,885	¥640,052	¥23,384,605	¥757,986	¥24,142,591
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,936,517	¥5,296,689	¥46,749	¥674,213	¥170,065	¥9,124,233	¥—	¥9,124,233

For the three months ended December 31, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥607,190	¥1,849,299	¥122,244	¥949,803	¥160,249	¥3,688,785	¥—	¥3,688,785
Inter-geographic areas	514,470	104,766	8,779	181,501	2,340	811,856	(811,856)	—

Total	1,121,660	1,954,065	131,023	1,131,304	162,589	4,500,641	(811,856)	3,688,785

Operating profit (loss)	¥11,614	¥134,619	¥4,897	¥98,383	¥1,575	¥251,088	¥(21,639)	¥229,449

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended December 31, 2022

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥638,188	¥2,362,914	¥156,707	¥1,070,673	¥209,704	¥4,438,186	¥—	¥4,438,186
Inter-geographic areas	597,436	132,009	7,103	211,446	1,474	949,468	(949,468)	—

Total	1,235,624	2,494,923	163,810	1,282,119	211,178	5,387,654	(949,468)	4,438,186

Operating profit (loss)	¥36,800	¥98,281	¥3,053	¥116,304	¥16,250	¥270,688	¥9,803	¥280,491

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2021 and 2022 amounted to ¥847,711 million and ¥1,418,600 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Equipment on Operating Leases

The additions to equipment on operating leases for the nine months ended December 31, 2021 and 2022 are ¥1,636,938 million and ¥1,123,373 million, respectively.

The sales or disposals of equipment on operating leases for the nine months ended December 31, 2021 and 2022 are ¥976,175 million and ¥1,081,513 million, respectively.

(6) Property, Plant and Equipment

The additions to property, plant and equipment for the nine months ended December 31, 2021 and 2022 are ¥242,976 million and ¥454,203 million, respectively.

The sales or disposals of property, plant and equipment for the nine months ended December 31, 2021 and 2022 are ¥21,982 million and ¥21,394 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(7) Provisions

The components of and changes in provisions for the nine months ended December 31, 2022 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2022	¥419,201	¥102,812	¥522,013

Provision	¥103,951	¥13,442	¥117,393
Write-offs	(118,934)	(20,280)	(139,214)
Reversal	(17,102)	(7,055)	(24,157)
Exchange differences on translating foreign operations	16,596	5,652	22,248

Balance as of December 31, 2022	¥403,712	¥94,571	¥498,283

Current liabilities and non-current liabilities of provisions as of March 31, 2022 and December 31, 2022 are as follows:

	Yen (millions)
	As of March 31, 2022	As of December 31, 2022
Current liabilities	¥268,388	¥251,672
Non-current liabilities	253,625	246,611

Total	¥522,013	¥498,283

Explanatory note:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provisions for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Sales Revenue

As stated in Note 4, Honda discloses segment information in four categories.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with each segment for the nine months ended December 31, 2021 and 2022 are as follows:

For the nine months ended December 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥78,716	¥964,125	¥100,930	¥56,945	¥1,200,716
North America	176,848	3,610,940	970,204	117,671	4,875,663
Europe	149,675	238,051	—	51,988	439,714
Asia	942,846	1,636,675	30	47,379	2,626,930
Other Regions	252,477	212,109	—	17,807	482,393

Total	¥1,600,562	¥6,661,900	¥1,071,164	¥291,790	¥9,625,416

Revenue arising from the other sources*	1,534	6,757	1,043,171	135	1,051,597

Total	¥1,602,096	¥6,668,657	¥2,114,335	¥291,925	¥10,677,013

For the nine months ended December 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥79,920	¥987,604	¥110,492	¥70,315	¥1,248,331
North America	220,528	4,318,570	1,047,600	137,927	5,724,625
Europe	155,111	249,547	—	63,518	468,176
Asia	1,361,906	1,887,402	18	42,773	3,292,099
Other Regions	384,569	271,791	—	21,771	678,131

Total	¥2,202,034	¥7,714,914	¥1,158,110	¥336,304	¥11,411,362

Revenue arising from the other sources*	321	8,682	1,102,939	186	1,112,128

Total	¥2,202,355	¥7,723,596	¥2,261,049	¥336,490	¥12,523,490

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended December 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥24,897	¥341,810	¥35,397	¥22,562	¥424,666
North America	62,516	1,192,577	288,582	38,607	1,582,282
Europe	36,689	66,695	—	17,545	120,929
Asia	363,817	652,468	17	19,735	1,036,037
Other Regions	89,278	77,448	—	6,772	173,498

Total	¥577,197	¥2,330,998	¥323,996	¥105,221	¥3,337,412

Revenue arising from the other sources*	1,169	2,390	347,781	33	351,373

Total	¥578,366	¥2,333,388	¥671,777	¥105,254	¥3,688,785

For the three months ended December 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥29,311	¥365,508	¥41,847	¥27,086	¥463,752
North America	76,877	1,634,024	323,253	42,250	2,076,404
Europe	61,410	82,835	—	20,367	164,612
Asia	490,976	623,369	9	14,098	1,128,452
Other Regions	130,965	93,275	—	8,112	232,352

Total	¥789,539	¥2,799,011	¥365,109	¥111,913	¥4,065,572

Revenue arising from the other sources*	134	4,393	368,025	62	372,614

Total	¥789,673	¥2,803,404	¥733,134	¥111,975	¥4,438,186

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using a discounted cash flow method, a comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Cash flow forecasts and discount rate for the discounted cash flow model and price book-value ratio (PBR) of a comparable company for the comparable company valuation method are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as Cash flow forecasts increase (decrease), discount rate decline (rise) and PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as interest rate benchmarks like U.S. dollar LIBOR, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2022 and December 31, 2022 consist of the following:

	Yen (millions)
As of March 31, 2022	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥15,674	¥—	¥15,674
Interest rate instruments	—	114,016	—	114,016
Other	—	—	4,648	4,648

Total	—	129,690	4,648	134,338

Debt securities	42,837	54,641	4,773	102,251
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	19,984	—	19,984
Equity securities	335,745	—	133,038	468,783

Total	¥378,582	¥204,315	¥142,459	¥725,356

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥66,644	¥—	¥66,644
Interest rate instruments	—	83,669	—	83,669
Other	—	1,629	—	1,629

Total	—	151,942	—	151,942

Total	¥—	¥151,942	¥—	¥151,942

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2022.

	Yen (millions)
As of December 31, 2022	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥35,193	¥—	¥35,193
Interest rate instruments	—	190,880	—	190,880
Other	—	—	5,651	5,651

Total	—	226,073	5,651	231,724

Debt securities	40,872	53,485	5,175	99,532
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	24,463	—	24,463
Equity securities	304,023	—	144,405	448,428

Total	¥344,895	¥304,021	¥155,231	¥804,147

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥117,936	¥—	¥117,936
Interest rate instruments	—	155,035	—	155,035
Other	—	5,611	—	5,611

Total	—	278,582	—	278,582

Total	¥—	¥278,582	¥—	¥278,582

There were no transfers between Level 1 and Level 2 for the nine months ended December 31, 2022.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the nine months ended December 31, 2022.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2022 and December 31, 2022 are as follows:

	Yen (millions)
	As of March 31, 2022		As of December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,434,496	¥5,374,754	¥5,605,661	¥5,404,739
Debt securities	79,176	79,176	148,185	148,185
Financing liabilities	8,102,556	7,984,057	7,655,151	7,375,672

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

(10) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Earnings Per Share

Earnings per share attributable to owners of the parent for the nine months ended December 31, 2021 and 2022 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the nine months ended December 31, 2021 and 2022.

	2021	2022
Profit for the period attributable to owners of the parent (millions of yen)	¥582,169	¥583,169
Weighted average number of common shares outstanding, basic (shares)	1,722,778,664	1,703,286,169
Basic earnings per share attributable to owners of the parent (yen)	¥337.92	¥342.38

Earnings per share attributable to owners of the parent for the three months ended December 31, 2021 and 2022 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the three months ended December 31, 2021 and 2022.

	2021	2022
Profit for the period attributable to owners of the parent (millions of yen)	¥192,960	¥244,655
Weighted average number of common shares outstanding, basic (shares)	1,716,433,911	1,693,213,206
Basic earnings per share attributable to owners of the parent (yen)	¥112.42	¥144.49

(12) Dividend

Dividend payout

For the nine months ended December 31, 2021

Resolution	The Board of Directors Meeting on May 14, 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	93,272
Dividend per share (yen)	54.00
Record date	March 31, 2021
Effective date	June 7, 2021

Resolution	The Board of Directors Meeting on November 5, 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	95,130
Dividend per share (yen)	55.00
Record date	September 30, 2021
Effective date	December 1, 2021

For the nine months ended December 31, 2022

Resolution	The Board of Directors Meeting on May 13, 2022
Type of shares	Common shares
Total amount of dividends (millions of yen)	111,256
Dividend per share (yen)	65.00
Record date	March 31, 2022
Effective date	June 6, 2022

Resolution	The Board of Directors Meeting on November 9, 2022
Type of shares	Common shares
Total amount of dividends (millions of yen)	102,219
Dividend per share (yen)	60.00
Record date	September 30, 2022
Effective date	December 5, 2022

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(13) Subsequent Event

Acquisition of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on February 10, 2023, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

(a) Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

(b) Details of the acquisition

1) Class of shares to be acquired:

Shares of common stock

2) Total number of shares to be acquired:

Up to 25,000,000 shares (1.5 % of total number of issued shares (excluding treasury stock))

3) Total amount of shares to be acquired:

Up to 70,000 million yen

4) Period of acquisition:

Starting on February 13, 2023 and ending on April 30, 2023

5) Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

(14) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Kohei Takeuchi, Director, Executive Vice President and Representative Executive Officer and Chief Financial Officer on February 13, 2023.